UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, November 4, 2011	Press release

Profitable progress in Alcatel-Lucent’s transformation

Additional actions to further streamline cost structure

Full-year guidance updated in a more challenging environment

KEY NUMBERS FOR THE THIRD QUARTER 2011

•    Revenues of Euro 3,797 million, down 0.7% year-over-year at constant currency and down 6.8% year-over-year on a reported basis

•    Adjusted[2] gross profit of Euro 1,380 million or 36.3% of revenues

•    Adjusted[2] operating income[1] of Euro 173 million or 4.6% of revenues

•     Reported net profit of Euro 194 million or Euro 0.08 per share

•     Operating cash flow[3] of Euro (35) million

•    Net (debt)/cash of Euro (620) million as of September 30, 2011

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“We are well under way in our transformation. And whilst progress is not always linear, the overall picture is clear: in the last two years, we have gained the confidence of our customers with our High Leverage Network and Application Enablement strategy; the transition from voice to video is taking place around the world and our portfolio is directly addressing that transformation, as evidenced by our marketshare gains in IP and Optics; finally, our innovations like lightRadio are creating strong momentum in the market. On a geographical basis, we have strong positions in North and Latin America and we are expanding our strong footprint in China and Asia. In Europe, the market remains hesitant and focuses on 3G renovation where we are not playing to the extent we do in other parts of the globe.”

He added:

“We are reducing our costs and increasing our profitability. However, we are not at a level we are satisfied with. And given economic uncertainties, we will take more radical actions to accelerate our transformation and reduce quickly our costs structure, especially in Europe. This will generate additional savings in 2012 of € 200 million in fixed costs addressing mainly our SG&A spending and € 300 million in variable costs addressing mainly project and delivery efficiency.

For the remaining part of 2011, given these market uncertainties, and selective spending from our customers, especially in Europe, we now expect weaker revenues there than initially planned in the fourth quarter of 2011. Therefore, we now are aiming for an adjusted operating margin of around 4% of 2011 sales taking benefit of the fixed costs savings already achieved in 2011, at an exit run-rate level of around € 300 million a year.”

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KEY HIGHLIGHTS

Third quarter revenue decreased 6.8% year-over-year and decreased 2.7% sequentially to Euro 3,797 million. At constant currency exchange rates and perimeter, revenue decreased 0.7% year-over-year and decreased 3.8% sequentially. Networks saw a low single digit decrease this quarter, reflecting mixed trends. Key areas of strength were IP, the fastest growing division, followed by Wireless, driven by CDMA and LTE. Within Wireline, PON technologies maintained a strong progression, more than offset by a decline of our IPDSLAM and legacy products. In Optics, both terrestrial and submarine declined at a high single digit rate. Software, Services & Solutions decreased at a low single digit rate. Within that segment, the slight growth in Services was driven by Network & System Integration and Managed Services, offset by a decline in Network Applications. Enterprise witnessed a strong quarter, driven by Genesys and Data networking. From a geographic standpoint, also adjusted for constant currency, traction remains strong in North America, with a year-over-year increase of 10%, and in the Rest of World, especially in Central and Latin America with sustained double digit growth rate. Asia Pacific as well as Europe witnessed a double digit rate declines.

Effective July 20, we have changed our organization, as described in our half year 2011 reports on Form 6-K. In the new segment reporting, Networks has not changed, the Software, Services and Solutions new group consists of former Services and Networks Applications, and Enterprise reports former Enterprise applications.

Adjusted2 operating1 income of Euro 173 million or 4.6% of revenue. The third quarter adjusted2 operating1 income includes a Euro 28 million positive impact related to a license fee agreement with TCL recently announced. Gross margin came in at 36.3% of revenue for the quarter, compared to 33.8% in the year ago quarter and 35.8% in the second quarter 2011. The year-over-year and sequential increase in gross margin mainly results from geographical & product mix and from our actions to reduce fixed operations, procurement and product design costs. Operating expenses decreased 8.3% year-over-year on a reported basis and adjusted for constant currency, decreased 3.8% year-over-year. This decrease is a result of our actions to improve operational efficiency. On a sequential basis, operating expenses decreased 6.4% as reported and decreased 7.2% at constant currency as a consequence of the actions taken since the beginning of the year.

Reported net income (group share) of Euro 194 million or Euro 0.08 per share. Purchase Price Adjustments amounted to Euro (66) million pre-tax and to Euro (41) million after tax.

Net (debt)/cash of Euro (620) million, versus Euro (376) million of net debt as of June 30, 2011. The sequential increase in net debt of Euro (244) million primarily reflects the negative operating cash flow of Euro (35) million, interest expenses of Euro (105) million, restructuring cash outlays of Euro (99) million, contribution to pensions and OPEB of Euro (45) million and capital expenditures of Euro (141) million. The negative operating cash flow results from the positive adjusted operating income more than offset by a stronger level in operating working capital requirements of Euro (288) million. We are taking action to reduce our working capital by improving cycle time in our internal supply chain, increasing our level of activity with our manufacturing partners, and further increasing management focus on assets utilization.

Funded status of Pensions and OPEB of Euro (1,213) million at end of September, compared to Euro 49 million as of June 30, 2011. Excluding currency impact, this deficit mainly results from an increase of our obligations of Euro 1,869 million, due to the decrease of around 70 bps in the discount rates used for pensions and post-retirement healthcare plans. This was partly offset by an increase of the fair value of the plan assets for Euro 902 million. The net effect of currency change was negligible on the funded status this quarter. On December 1, 2011, we will transfer about 10,300 beneficiaries from the U.S. occupational pension plans to the U.S. management pension plan. Based on U.S. pension plan funding calculations, we expect to improve the funded status of the U.S. management pension plan by about US$ 340 million at the time of the transfer. See note 17 of Alcatel-Lucent’s condensed consolidated financial statements at September 30, 2011 for more details.

Alcatel-Lucent reminds that from a regulatory perspective – which determines the funding requirements –that no extra funding contribution will be required before 2013.

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REPORTED RESULTS

In the third quarter, the reported net income (group share) was Euro 194 million or Euro 0.08 per diluted share (USD 0.10 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (41) million.

Reported Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)
Revenues	3,797	4,074	-6.8%	3,903	-2.7%
Gross profit	1,380	1,377	0.2%	1,398	-1.3%
in % of revenues	36.3%	33.8%	2.5 pt	35.8%	0.5 pt
Operating income / (loss)(1)	107	(11)	Nm	43	ca 2.5x
in % of revenues	2.8%	-0.3%	3.1 pt	1.1%	1.7 pt
Net income (loss) (Group share)	194	25	ca 8x	43	ca 4.5x
EPS diluted (in Euro)	0.08	0.01	Nm	0.02	Nm
E/ADS* diluted (in USD)	0.10	0.02	Nm	0.03	Nm
Number of diluted shares (million)	2,873.7	2,275.7	26.3%	2,316.6	24.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3449 as of September 30, 2011; 1.3601 as of September 30, 2010 and USD 1.4523 as of June 30, 2011

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2011 adjusted2 net profit (group share) was Euro 235 million or Euro 0.09 per diluted share (USD 0.12 per ADS), which includes a restructuring charge of Euro (57) million, a net financial loss of Euro (3) million, an adjusted tax gain of Euro 152 million and a non controlling interests charge of Euro (25) million.

Adjusted Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)
Revenues	3,797	4,074	-6.8%	3,903	-2.7%
Gross profit	1,380	1,377	0.2%	1,398	-1.3%
in % of revenues	36.3%	33.8%	2.5 pt	35.8%	0.5 pt
Operating income / (loss)(1)	173	61	ca 3x	108	60.2%
in % of revenues	4.6%	1.5%	3.1 pt	2.8%	1.8 pt
Net income (loss) (Group share)	235	68	ca 3.5x	82	ca 3x
EPS diluted (in Euro)	0.09	0.03	Nm	0.04	Nm
E/ADS* diluted (in USD)	0.12	0.04	Nm	0.05	Nm
Number of diluted shares (million)	2,873.7	2,640.5	8.8%	2,316.6	24.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3449 as of September 30, 2011; 1.3601 as of September 30, 2010 and USD 1.4523 as of June 30, 2011

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Key figures

Geographic breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)
North America	1,474	1,478	-0.3%	1,554	-5.1%
Asia Pacific	703	861	-18.4%	667	5.4%
Europe	1,085	1,228	-11.6%	1,152	-5.8%
RoW	535	507	5.5%	530	0.9%
Total group revenues	3,797	4,074	-6.8%	3,903	-2.7%

Group breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)
Networks	2,285	2,459	-7.1%	2,475	-7.7%
- o/w IP	376	366	2.7%	406	-7.4%
- o/w Optics	582	651	-10.6%	645	-9.8%
- o/w Wireless	1,032	1,068	-3.4%	1,079	-4.4%
- o/w Wireline	308	396	-22.2%	357	-13.7%
- o/w eliminations	(13)	(22)	Nm	(12)	Nm
Software, Services & Solutions	1,100	1,154	-4.7%	1,071	2.7%
- o/w Services	996	1,018	-2.2%	940	6.0%
- o/w Network Applications	104	136	-23.5%	131	-20.6%
Enterprise	319	293	8.9%	286	11.5%
Other & eliminations	93	168	Nm	71	Nm
Total group revenues	3,797	4,074	-6.8%	3,903	-2.7%

Breakdown of group	Third	Third	% change	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2011	2010	(% or pt)	2011	(% or pt)
Networks	70	31	ca 2x	48	45.8%
In % of revenues	3.1%	1.3%	1.8 pt	1.9%	1.2 pt
Software, Services & Solutions	55	25	ca 2x	52	5.8%
In % of revenues	5.0%	2.2%	2.8 pt	4.9%	0.1 pt
Enterprise	29	18	61.1%	20	45.0%
In % of revenues	9.1%	6.1%	3.0 pt	7.0%	2.1 pt
Other & eliminations	19	(13)	Nm	(12)	Nm
Total group op. income (loss)	173	61	ca 3x	108	60.2%
In % of revenues	4.6%	1.5%	3.1 pt	2.8%	1.8 pt

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Cash Flow highlights	Third quarter	Second quarter	Third quarter
(In Euro million )	2011	2011	2010
Net (debt)/cash at beginning of period	(376)	106	101
Adjusted operating income / (loss)	173	108	61
Depreciation & Amort; OP non cash; other**	199	156	177
Op. Cash Flow before change in WCR*	372	264	238
Change in operating WCR	(288)	(263)	(82)
Change in other working capital**	(119)	(19)	37
Operating Cash Flow (3)	(35)	(18)	193
Interest	(105)	(36)	(92)
Taxes	(11)	(34)	(61)
Cash contribution to pension & OPEB	(45)	(50)	(56)
Restructuring cash outlays	(99)	(80)	(73)
Cash flow from operating activities	(295)	(218)	(89)
Capital expenditures (incl. R&D cap.)	(141)	(132)	(184)
Free Cash Flow	(436)	(350)	(273)
Discontinued, Cash from financing & Forex	192	(132)	(77)
Change in net(debt)/cash position	(244)	(482)	(350)
Net (debt)/cash at end of period	(620)	(376)	(249)

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

** Changes compare to past figures coming from netting FX impact

Statement of position - Assets	Sept 30,	June 30,	Sept 30,
(In Euro million)	2011	2011	2010
Total non-current assets	12,088	11,450	12,045
of which Goodwill & intangible assets, net	6,159	5,971	6,407
of which Prepaid pension costs	2,753	2,575	2,803
of which Other non-current assets	3,176	2,904	2,835
Total current assets	10,631	10,762	11,908
of which OWC assets	5,760	5,668	5,978
of which other current assets	1,114	1,066	1,506
of which marketable securities, cash & cash equivalents	3,757	4,028	4,424
Total assets	22,719	22,212	23,953

Statement of position - Liabilities and equity	Sept 30,	June 30,	Sept 30,
(In Euro million)	2011	2011	2010
Total equity	3,470	4,050	3,008
of which attributable to the equity owners of the parent	2,765	3,420	2,377
of which non controlling interests	705	630	631
Total non-current liabilities	11,170	9,764	10,928
of which pensions and other post-retirement benefits	5,769	4,513	6,014
of which long term debt	4,178	4,009	3,540
of which other non-current liabilities	1,223	1,242	1,374
Total current liabilities	8,079	8,398	10,017
of which provisions	1,615	1,590	1,969
of which short term debt	320	418	1,146
of which OWC liabilities	4,495	4,753	5,088
of which other current liabilities	1,649	1,637	1,814
Total liabilities and shareholder’s equity	22,719	22,212	23,953

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BUSINESS COMMENTARY

NETWORKS

For the third quarter 2011, revenues for the Networks segment were Euro 2,285 million, a decrease of 7.1% compared to Euro 2,459 million in the year-ago quarter and a decrease of 7.7% compared to Euro 2,475 million in the second quarter 2011. At constant currency exchange rates, Networks revenues decreased 2.6% year-over-year and decreased 8.8% sequentially. The segment posted an adjusted2 operating1 profit of Euro 70 million or an operating margin of 3.1% compared to an adjusted2 operating1 profit of Euro 31 million or a margin of 1.3% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 376 million, a 2.7% increase from the year-ago quarter. At constant currency exchange rates, revenues increased 7.9% year-over-year. Our IP/MPLS service router business continued to drive growth within the division, where revenues, at constant currency exchange rates, increased at a double-digit rate from the year-ago quarter with a strong book-to-bill ratio. The Americas region remained a key source of growth for the division. According to recent market share data from Dell’Oro, Alcatel-Lucent increased its #2 position in the Service Provider Edge Routing segment worldwide with a market share of 24% in Q2 2011, up from the 23% level reached in Q1 2011. During the third quarter, Korea’s KT selected our 7750 Service Router to deliver residential broadband services. Elsewhere, our mobile backhaul solution was selected by Zain Saudi Arabia; Wireless City Planning, a Japanese mobile operator led by SOFTBANK, as part of their 4G network; and C Spire, formerly Cellular South, announced that we are participating in their network expansion project, providing IP-based backhaul. Our Converged Backbone Transformation Solution, which integrates 100G Ethernet IP and 100G Optical technologies, continued to show success with the launch of P&TLuxembourg’s 100G (gigabit per second) IP connection between Frankfurt and Luxembourg.

•

Revenues for the Optics division were Euro 582 million, a decrease of 10.6% from the year-ago. At constant currency exchange rates, Optics revenues decreased 9.6% year-over-year. Both our submarine and terrestrial optics businesses contributed to the overall decline in revenues in the third quarter 2011. In our terrestrial business, we did see double digit growth in Wireless Transmission (microwave), across all regions, and in WDM in the Americas. Our single-carrier 100G optical coherent technology continued to show strong traction in the market with wins at Maxis in Kuala Lumpur, T-Mobile Czech Republic, and Rostelecom in Russia. Taiwan’s Chunghwa Telecom selected Alcatel-Lucent’s 1850 Transport Service Switch to upgrade their transport network using our Packet Transport Network solution. In the submarine business, Alcatel-Lucent expanded its joint submarine cable maintenance program with TE Subcom to boost the companies’ ability to maintain and repair undersea cables in the northern Pacific region.

•

Revenues for the Wireless division were Euro 1,032 million, a decrease of 3.4% from the year-ago quarter. At constant currency exchange rates, wireless revenues increased 2.8% year-over-year. Growth continued in the Americas, led by our CDMA EV-DO and LTE businesses, both contributing to strong double-digit growth in the region. In 4G LTE, we have been selected by Telefonica to launch 4G pre-commercial pilot networks in Madrid and Barcelona; and were awarded a contract with the city of Charlotte, North Carolina, to build a 700 MHz LTE network for its public safety personnel. During the quarter, we demonstrated, with China Mobile, the first video conversation using LightRadio™ and the “LTE Connected Car” in Shanghai, connecting the United States and China, utilizing China Mobile’s 4G TD-LTE trial network. We also recently announced an agreement to jointly develop a mobile broadband network with Etisalat, that will leverage our LightRadio product family. In the area of small cells, we won our second contract in Russia this year, when we were chosen by VimpelCom to extend and enhance their 3G coverage and capacity into buildings, offices and at high-traffic locations using our femtocell solution. We were also chosen by China Telecom to expand and upgrade their 3G CDMA network and by China Unicom to expand their GSM/W-CDMA network in over ten provinces.

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•

Revenues in the Wireline division declined 22.2% from their year-ago level, to Euro 308 million. At constant currency exchange rates, wireline revenues decreased 19.1% year-over-year. The decline in Wireline was driven by weakness in our IPDSLAM business, particularly in EMEA and the Americas, and our legacy businesses. Our fiber access portfolio continued to show strength, growing in excess of 40%, mainly driven by the APAC and Americas regions. In the third quarter, we announced the world’s first commercially available VDSL2 Vectoring technology, which allows service providers to upgrade the capabilities of their existing copper infrastructure, delivering speeds of 100 Mbps and beyond. In conjunction with this announcement, Belgacom selected our VDSL2 Vectoring technology. Also in the third quarter, we signed an agreement with local governments in Poland to help develop the broadband infrastructure in the country.

•

Sales of our next-generation Networks products increased 3% from the year-ago quarter at constant currency and reached Euro 972 million in the third quarter 2011. This accounts for 43% of Networks sales.

•	The improvement in adjusted operating margin from the year-ago quarter was largely due to higher contributions from our Wireless division as well as continued strong contribution from the IP division.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the third quarter 2011, revenues for the S3 segment were Euro 1,100 million, a decrease of 4.7% compared to Euro 1,154 million in the year-ago quarter and an increase of 2.7% compared to Euro 1,071 million in the second quarter 2011. At constant currency exchange rates, S3 revenues decreased 1.6% year-over-year and increased 1.5% sequentially. The segment posted an adjusted2 operating1 profit of Euro 55 million or 5.0% of revenues compared to an adjusted2 operating1 profit of Euro 25 million or a margin of 2.2% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 996 million, a 2.2% decrease compared to the year-ago quarter. At constant currency exchange rates, services revenues grew 0.8% year-over-year. Growth continued in our Managed Services business in the third quarter with revenues increasing at a mid-single digit rate compared to the year-ago quarter. Revenues in the Network and Systems Integration (NSI) business increased at a low single-digit rate in the third quarter, with continued strong growth in network transformation projects, particularly in North America. Our Services Maintenance activities posted a good resilience with a low single digit rate of growth at constant currency. These areas of growth were offset by a double digit decline in our Network Build & Implementation (NBI) business driven by continued political unrest in the Middle East and Africa as well as project closeouts. During the quarter, Alcatel-Lucent and Germany’s E-Plus Group officially announced a 2 year extension of their managed services contract which continues to include network operations, maintenance and the expansion of the capabilities of E-Plus’ mobile broadband network. We also announced the renewal of a three-year managed services contract with Telecom New Zealand, of which includes providing network operations, maintenance and other services. We also introduced our Proactive Services Suite which includes monitoring tools to help customers eliminate service outages and quality issues before they reach subscribers.

•

Network Applications revenues of Euro 104 million declined 23.5% from the year-ago quarter in the third quarter. At constant current exchange rates, network applications revenues declined 20.4% year-over-year. The decrease was mainly due to declines in our Messaging business as well as delivery delays regarding our Payment business, partially offset by growth in Subscriber Data Management and Unified Communications applications. Despite overall revenue declines in the division, we did see healthy book-to-bill ratios in our Unified Communications and Payment application businesses. Our remote customer management business, Motive, showed continued success, growing at a double-digit rate compared to the year-ago quarter and our Mobile Device Management software from Motive was recently deployed by Verizon Wireless. Also during the third quarter 2011, our Digital Media Store was selected by Belgacom to manage and deliver entertainment services across different devices and platforms.

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•

The “Strategic Industries” end market (including transportation, energy, and the public sector) continued to be an important focus for us, where we were recently awarded a number of new contracts. During the quarter, we announced, with Transtelecom JSC, the completion of the modernization of the communications network that supports Kazakhstan’s railway system. We were also selected, with INEO, part of GDF SUEZ, La Caisse des Dépôts and SEIEF by the French Ministry of Defense to design, integrate, finance, operate and maintain the IP networks at French air force bases, as part of a 16-year contract valued at € 350 million.

•	The improvement in adjusted operating margin of our S3 business from the year-ago quarter mainly reflects the impact of ongoing actions to reduce expenses in our Services business.

ENTERPRISE

Revenues in our Enterprise business increased 8.9% compared to the year-ago quarter, at Euro 319 million in the third quarter 2011 and increased 11.5% compared to the second quarter 2011. At constant currency exchange rates, our Enterprise business increased 12.6% compared to the year-ago quarter and increased 10.9% sequentially. The segment posted an adjusted2 operating1 profit of Euro 29 million or 9.1% of revenues compared to an adjusted2 operating1 profit of Euro 18 million or a margin of 6.1% in the year ago quarter.

Key highlights:

•

Revenues from Enterprise Solutions increased at a high-single-digit rate at constant currency, driven by a near 30% growth in data networks with strength across core, access and Wi-fi solutions. Recent product introductions such as the Omniswitch 10k, the OmniSwitch 6900 and the Omniswitch 6850E are showing very good traction. Our voice telephony business was flat at constant currency in the third quarter with economic uncertainties impacting capital spending. In the third quarter, Olympus KeyMed selected our Genesys Compact Edition Contact Center and data center switching solutions. During the quarter, we also announced the availability of our Visual Collaboration suite, which allows customers to extend enterprise video to any endpoint and location, including desktop PCs, smart phones, tablets and other devices.

•

Genesys, our customer contact center software business, grew at a strong double digit rate driven by growth in the Americas region. On October 19, 2011, we announced that we received a binding offer for the acquisition of our Genesys business from Permira of $1.5 billion. The deal is expected to close by the end of 2011 or the beginning of 2012.

•

The adjusted operating margin of the Enterprise business benefitted from positive contributions from both the Enterprise Solutions and Genesys businesses as well as improvements driven by better mix and good fixed cost absorption compared to the year-ago quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/3q2011

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Notes

Adjusted and reported figures are unaudited. Reported figures have been subject to a limited review and the report is in the process of being issued.

1-	Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-	“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2012 Upcoming events

February 10, 2012: fourth quarter and full year 2011 results

About Alcatel-Lucent (Euronext Paris and NYSE : ALU)

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, Alcatel-Lucent is a leader in mobile, fixed, IP and optics technologies, and a pioneer in applications and services. Alcatel-Lucent includes Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach.

The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Simon Poulter	Tel: + 33 (0)1 40 76 50 84	Simon.Poulter@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Constance de Cambiaire	Tel: + 33 (0)1 40 76 10 13	Constance.De_Cambiaire@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, an adjusted operating margin of around 4% for 2011 and continued market share gains. Words such as “expects,” “looks to,’ “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,”, “confident in,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants and to correctly identify and invest in the technologies that become commercially accepted, demand for our products, and acceptance of the technologies we seek to pioneer; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of suppliers for the components we need or a tight market for commodity components; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; control of costs and expenses; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2010, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2011			Q2-2011			Q3-2011			YTD 09-2011
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,740		3,740	3,903	0	3,903	3,797	0	3,797	11,440		11,440
Cost of sales (a)	(2,386)		(2,386)	(2,505)	0	(2,505)	(2,417)	0	(2,417)	(7,308)		(7,308)
Gross Profit	1,354	0	1,354	1,398	0	1,398	1,380	0	1,380	4,132	0	4,132
Administrative and selling expenses (b)	(746)	30	(716)	(709)	28	(681)	(670)	29	(641)	(2,125)	87	(2,038)
Research and Development costs (c)	(663)	38	(625)	(646)	37	(609)	(603)	37	(566)	(1,912)	112	(1,800)
Operating income (loss) (1)	(55)	68	13	43	65	108	107	66	173	95	199	294

Restructuring costs	(31)		(31)	(50)	0	(50)	(57)	0	(57)	(138)		(138)
Impairment of assets			0	0	0	0	0	0	0			0
Post-retirement benefit plan amendment	69		69	(2)	0	(2)	(1)	0	(1)	66		66
Litigations	4		4	0	0	0	0	0		4		4
Gain/(los) on disposal of consolidated entities	4		4	(2)	0	(2)	(4)	0	(4)	(2)		(2)
Income (loss) from operating activities	(9)	68	59	(11)	65	54	45	66	111	25	199	224

Financial result (net)	17	0	17	19	0	19	(3)	0	(3)	33	0	33
Share in net income(losses) of equity affiliates	0		0	2	0	2	0	0	0	2		2
Income tax benefit (expense) (d)	(12)	(26)	(38)	47	(26)	21	177	(25)	152	212	(77)	135
Income (loss) from continuing operations	(4)	42	38	57	39	96	219	41	260	272	122	394
Income (loss) from discontinued activities	(1)		(1)	1	0	1	0	0	0	0		0
Net Income (loss)	(5)	42	37	58	39	97	219	41	260	272	122	394

of which : Equity owners of the parent	(10)	42	32	43	39	82	194	41	235	227	122	349
Non-controlling interests	5		5	15	0	15	25		25	45		45

Earnings per share : basic	(0.00)		0.01	0.02		0.04	0.09		0.10	0.10		0.15
Earnings per share : diluted	(0.00)		0.01	0.02		0.04	0.08		0.09	0.10		0.15

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Adjusted Operating Income (loss) corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at September 30, 2011).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer